CM

11015110

ES
GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-66587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mufson Howe Hunter & Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street, Suite 3230
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NOTARIAL SEAL
Notary Public

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Romeo, CPA — (215) 569-2113
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/14

OATH OR AFFIRMATION

I, Mr. James T. Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mufson Howe Hunter & Partners LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

J. T. Hunter
Signature

Managing Partners
Title

Notary Public

NOTARIAL SEAL
BONNIE T THORPE
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Dec 17, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUFSON HOWE HUNTER & PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2010

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Mufson Howe Hunter & Partners LLC

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (a Delaware Limited Liability Company) as of December 31, 2010, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Mufson Howe Hunter & Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards general accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 24, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER 1 Mufson Howe Hunter & Partners LLC — N 3 — [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-66587 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 93,164	200			$ 93,164	750
2. Receivables from brokers or dealers:						
A. Clearance account	3	295				
B. Other		300	$ 1,977	550	1,977	810
3. Receivables from non-customers		355		600	7	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost 2 $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			6	660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	36,726	735	36,726	930
12. **TOTAL ASSETS**	5 $ 93,164	540	$ 38,703	740	$ 131,867	940

OMIT PENNIES

See accompanying notes

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	47,840	1205		1385	47,840	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 47,840	1230	$	1450	$ 47,840	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])		84,027	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY	$	84,027	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	131,867	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/10

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	84,027	3480
2.	Deduct ownership equity not allowable for Net Capital 19				( )	3490
3.	Total ownership equity qualified for Net Capital				84,027	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	84,027	3530
6.	Deductions and/or charges: 17					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 38,703	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(38,703)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions 20			$	45,324	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities 18		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		( )	3740
10.	Net Capital			$	45,324	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 3,189	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 40,324	3770
15	Excess net capital at 100% (line 10 less greater of 10% of line 18 or 120% of line 12) 22	$ 39,324	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 47,840	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3838
18.	Total aggregate indebtedness			$ 47,840	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 105.55	3750
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0.00	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess net capital (line 10 less 23)	$	3910
25.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 24 01/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	1,427,500	3975
8.	Other revenue		3995
9.	Total revenue	1,427,500	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11.	Other employee compensation and benefits		27 383,043	4115
12.	Commissions paid to other broker-dealers			4140
13.	Interest expense			4075
	a. Includes interest on accounts subject to subordination agreements	4070		
14.	Regulatory fees and expenses		7,621	4195
15.	Other expenses		566,608	4100
16.	Total expenses		$ 957,272	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 470,228	4210
18.	Provision for Federal income taxes (for parent only)		28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After Federal income taxes of	4238		
20.	Extraordinary gains (losses)			4224
	a. After Federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles			4225
22.	Net income (loss) after Federal income taxes and extraordinary items		$ 470,228	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 68,307	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 01/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 133,799	4240
A. Net income (loss)			470,228	4250
B. Additions (includes non-conforming capital of	29	4262)	120,000	4260
C. Deductions (includes non-conforming capital of		4272)	640,000	4270
2. Balance, end of period (From item 1800)			$ 84,027	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mufson Howe Hunter & Partners LLC as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 [4335] [4570]
   D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37	[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38	[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39	[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40	[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41	[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 [4699]
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 470,228
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
(Increase) decrease in	
Accounts receivable	(1,391)
Other assets	(30,556)
Increase (decrease) in	
Accounts payable and accrued expenses	(12,978)
Net cash provided by operating activities	425,303
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	120,000
Capital distributions	(640,000)
Net cash used by financing activities	(520,000)
Net increase in cash	(94,697)
CASH	
Beginning of year	187,861
End of year	$ 93,164

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (*"MHHP"*) is a wholly-owned subsidiary of Mufson Howe Hunter & Company LLC (*"MHHC"*). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities. Mufson Howe Hunter & Partners, LLC, is a member of SIPC.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit.

Revenue Recognition

Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred. MHHP incurred advertising costs of $5,965 during 2010.

Income Taxes

MHHP is a limited liability company and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2010, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

(2) COMMITMENTS

At present, MHHC is a holding company and all business is conducted through MHHP. Consequently, MHHP and MHHC have agreed that MHHP is responsible for substantially all of the operating expenses incurred by either entity. MHHC entered into a non-cancelable operating lease for the offices of MHHC and MHHP. This lease expires in July 2012 and requires MHHC to pay monthly its proportionate share of the operating expenses of the building. The future minimum rent payments under this lease are as follows: $165,893 in 2011 and $98,555 in 2012. MHHC and MHHP entered into a rent allocation agreement whereby MHHP has agreed to make all required payments of the aforementioned lease. This agreement is a one-year agreement which renews automatically at the beginning of each year unless amended by mutual consent of the parties.

MHHC has also entered into an operating lease for office equipment on a month-to-month basis and two operating leases for office equipment expiring in March and December 2012. MHHP has agreed to assume 100% of the costs associated with these leases. Base lease and usage expenses in connection with these leases were $36,842 for the year ended December 31, 2010. Future minimum payments under these leases are $14,028 in 2011 and $8,457 in 2012.

Furthermore, MHHC has entered into a licensing agreement for database access on a month-to-month basis. MHHP has agreed to pay all costs associated with these agreements. The expense associated with this agreement was $32,344 for the year ended December 31, 2010.

(3) REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers.

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, MHHP had net capital of $45,324, which was $40,324 in excess of its required net capital of $5,000.

(4) SUBSEQUENT EVENTS

In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on February 24, 2011. No material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in our current period financial statements.

BBD
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Mufson Howe Hunter & Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mufson Howe Hunter & Partners LLC (*"**MHHP**"*), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of MHHP's internal control. Accordingly, we do not express an opinion on the effectiveness of MHHP's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"**SEC**"*), we have made a study of the practices and procedures followed by MHHP, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MHHP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MHHP in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MHHP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MHHP has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MHHP's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
February 24, 2011

BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Mufson, Howe, Hunter & Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (*"**SIPC**"*) for the year ended December 31, 2010, which were agreed to by Mufson, Howe, Hunter & Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mufson, Howe, Hunter & Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mufson, Howe, Hunter & Partners, LLC's management is responsible for Mufson, Howe, Hunter & Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 24, 2011

MUFSON HOWE HUNTER & PARTNERS LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2010

General assessment		$ 3,569
Less		
Prior year overpayment applied		-
Payments made:		
SIPC-6: July 21, 2010	$ 1,719	
SIPC-7T: February 7, 2011	1,850	
		3,569
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 1,427,500
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)		
Total deductions		-
SIPC net operating revenues		$ 1,427,500
General assessment @ .0025		$ 3,569